

BLACKSANDS
PETROLEUM INC

COMPANY OVERVIEW










Forward Looking Statements

Certain statements set forth in this presentation relate to management's future plans, objectives and expectations. Such statements are forward looking within the meanings of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this presentation, including, without limitation, statements regarding the Company's future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are "forward looking" statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "expect," "intend," "project," "estimate," "anticipate," "believe," or "continue" or the negative thereof or similar terminology. Although any forward-looking statements contained in this presentation are, to the knowledge or in the judgment of the officers and directors of the Company, believed to be reasonable, there can be no assurances that any of these expectations will prove correct or that any of the actions that are planned will be taken. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual performance and financial results in future periods to differ materially from any projection, estimate or forecasted result. Some of the key factors that may cause actual results to vary from those the Company expects include inherent uncertainties in interpreting engineering and reserve or production data; operating hazards; delays or cancellations of drilling operations because of weather and other natural and economic forces; fluctuations in oil and natural gas prices in response to changes in supply; competition from other companies with greater resources; environmental and other government regulations; defects in title to properties; increases in the Company's cost of borrowing or inability or unavailability of capital resources to fund capital expenditures; and other risks described under "Risk Factors" in Part I, Item 1 of the Company's latest Annual Report filed with the Securities and Exchange Commission.



Financial Overview

- Exchange: OTCBB under the Symbol; BSPE
- Shares Outstanding: 14,951,567
- Trading Range: $3.75-$3.85
- Market Capitalization: $56.06-$57.56 million
- Total Debt: $1.5 MM (no liens on properties)
- PPM: Up to $6 MM ($1.75 MM raised)
- Gross Cash Flow: approx. 150-170K/Month
- Monthly Expenses: approx. 110-130K/M
- Production: approx 90-100 BOE/D (94% Oil)

Above Info is based on close of Market on February 18, 2011.

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Properties

Blacksands Petroleum, Inc. (OTC: BSPE) is an Oil and Gas exploration and production company (i) acquiring, developing and operating oil and gas fields and (ii) leasing and exploring for future fields and basins, onshore in N. America. Our focus (core areas) is in Colorado, New Mexico and Texas.

Washington
Montana
North Dakota
Minnesota
Oregon
Idaho
South Dakota
Wisconsin
Michigan
Wyoming
New York
Pennsylvania
New Jersey
Nebraska
Iowa
Nevada
Utah
Colorado
Illinois
Indiana
Ohio
California
Kansas
Missouri
Kentucky
Virginia
North Carolina
Tennessee
Arizona
Oklahoma
Arkansas
New Mexico
South Carolina
Mississippi
Alabama
Georgia
Texas
Louisiana
Florida
Maine

Borden County
Hardin County
Zavala County
Goliad County



Business Strategy

HIGH IMPACT PROJECTS:

I. W.Texas-Midland Basin-8,300 acres (Spraberry/Wolfberry/Mississippian)

II. SW New Mexico-147, 262 acres (Unconventional /Conventional)

III. S Colorado-3,300 acres (Unconventional/Conventional)

NON-CORE PRODUCING PROPERTIES:

I. Cabeza Creek-3700 acres (Goliad County, Texas)

II. Beech Creek-88 acres (Hardin County, Texas)

III. Copano Bay-1900 acres (Aransas County, Texas)

Blacksands Petroleum, Inc. ("BSPE") through its subsidiary NRG Assets Management, LLC a Texas Limited Liability Company is operating or intends to operate a majority of the producing and non-producing properties and leases it acquires. The Management Team manages the day to day operations, including all technical aspects of the properties, as part of our long term goals of cost control and production growth.



Apclark Field
Borden County, Texas

Blacksands Petroleum owns an undivided leasehold working interest in three wells (two producing) and approximately 8,300 gross (4,500 net) acres in the Spraberry, Wolfcamp and Mississippian trends in West Texas.





Everett Well No. 3 drilled to 9200' TD January 2011



Pedregosa
Hidalgo County, New Mexico

Blacksands Petroleum, Inc., has an undivided leasehold working interest in approximately 147,262 acres, located in the Pedregosa Basin (SW New Mexico). On the Northern acreage block, Blacksands has built location and will commence operations to drill the initial well to 7000 feet to test sandstones, carbonates and 350 feet of the Percha Shale (equivalent to the Woodford Shale) during the first quarter of 2011. Blacksands has surveyed and acquired 37 linear miles of 2-D seismic data on the southern acreage block and we are evaluating in order to provide better control for the initial drilling and exploration phase.







Colorado Prospect

Blacksands Petroleum, Inc. has acquired a 50% undivided leasehold working interest in approximately 3,300 acres located in South Colorado and is currently leasing additional acreage. Blacksands proposes to drill the first well in second quarter of 2011. Objectives include sandstone, carbonate and shale objectives.







Contact Information

Corporate Office:
25025 I45N, Suite 410
The Woodlands, Texas 77380

Operations & Mailing Address:
800 Bering, Suite 250
Houston, Texas 77057

Contact: David V. DeMarco
Telephone: 713-583-4490
Cell: 832-978-6752
Facsimile: 713-583-1617
Email: ddemarco@blacksandspetroleum.com
Website: Blacksandspetroleum.com



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